UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
Under the Securities Exchange Act of 1934

CARBON GREEN INC.
 (Exact name of registrant as specified in its charter)

Nevada	333-136027	20-4126700
(State or Other Jurisdiction	(Commission File Number)	(I.R.S. Employer
of Incorporation)		Identification No.)

421 9th Street
Manhattan Beach, CA	90266
(Address of Principal Executive Offices)	(Zip Code)

(310) 720-9029
(Registrant’s Telephone Number, Including International Code and Area Code)

CARBON GREEN INC.
421 9th Street
Manhattan Beach, CA 90266

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

January 13, 2010

INTRODUCTION

As used in this Information Statement, the terms “we”, “us” and “our” refer to Carbon Green Inc., a Nevada corporation.  All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished on or about January 13, 2010 to the holders of record of shares of our common stock, par value $0.001 per share, as of January 8, 2010, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

On November 30, 2009, we entered into a share purchase agreement with Cbp Carbon Industries Inc. and its wholly-owned subsidiary, Greenwood Commerce Ltd.  Pursuant to the terms of the share purchase agreement, we have agreed to acquire all of the issued and outstanding common shares of Greenwood Commerce from CBp Carbon Industries in exchange for the issuance by our company to CBp Carbon Industries of one common share for each four CBp Carbon Industries common shares outstanding, for an aggregate of approximately 33,000,000 of our common shares, and one share purchase warrant for each four share purchase warrants of CBp Carbon Industries outstanding, for an aggregate of approximately 8,000,000 share purchase warrants, subject to the satisfaction or waiver of certain conditions precedent as set out in the share purchase agreement.  The terms and conditions of the share purchase agreement are summarized below under the heading “The Share Purchase Agreement” and a copy of the share purchase agreement is included in this Information Statement.

Our current board of directors consists solely of J. David Brow.  The share purchase agreement contemplates that, immediately upon the closing of the agreement, John Novak, Ken Lee, Peter Jensen and Adi Muljo will be appointed to our board of directors and Mr. Brow will resign from the board.  The appointment of Messrs. Novak, Lee, Jensen and Muljo will constitute a change in the majority of our board of directors. The change of directors, however will not take effect until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO VOTE OR OTHER ACTION BY HOLDERS OF OUR COMMON STOCK IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

THE SHARE PURCHASE AGREEMENT

To date, our company has not been as successful as hoped at developing our business plan pursuant to which we offered store-in-store space to professional “alternative” health care providers.  We have realized that this business plan may not present the best opportunity for our company to realize value for our shareholders.  As a result, we have actively been seeking to create shareholder value with a more defined business plan.  On November 30, 2009, we entered into the share purchase agreement with CBp Carbon Industries Inc. and Greenwood Commerce Ltd. as a means to enter into a new business sector through the consummation of the share purchase agreement.

Share Purchase Agreement

As a result of management’s efforts to find an alternative business opportunity, on November 30, 2009, we entered into a share purchase agreement with CBp Carbon Industries Inc. and its wholly-owned subsidiary, Greenwood Commerce Ltd. Pursuant to the terms of the share purchase agreement, we have agreed to acquire all of the issued and outstanding common shares of Greenwood Commerce from CBp Carbon Industries in exchange for the issuance by our company to CBp Carbon Industries of one common share for each four CBp Carbon Industries common shares outstanding, for an aggregate of approximately 33,000,000 of our common shares, and one share purchase warrant for each four share purchase warrants of CBp Carbon Industries outstanding, for an aggregate of approximately 8,000,000 share purchase warrants, subject to the satisfaction or waiver of certain conditions precedent as set out in the share purchase agreement.  The share purchase agreement also provides for: (i) the issuance, within 90 days of closing, to John Novak of 10,000,000 shares of Class “A” preferred stock with 100 votes per share, convertible into common shares at a ratio of 50,000 Class “A” preferred shares for 50,000 common shares for each $1,000,000 of before tax profit; and (ii) the issuance to new management of an aggregate of 10,000,000 shares of Class “B” preferred stock convertible into common shares (on a one for one basis), with 10% being convertible for each tire pyrolysis plant entering commercial production.  Neither the Class “A” or “B” preferred shares will participate in dividends or assets in the event of a wind-up.  As of January 13, 2010, we had not amended our articles of incorporation to authorize any shares of preferred stock.

The securities of our company to be issued to CBp Carbon Industries upon the closing of the share purchase agreement will not be registered under the Securities Act of 1933, as amended, or under the securities laws of any state in the United States, and will be issued in reliance upon an exemption from registration under the Securities Act of 1933. The securities may not be offered or sold in the United States absent registration under the Securities Act of 1933 or an applicable exemption from such registration requirements.

About Greenwood Commerce Ltd.

In connection with the entry into the share purchase agreement, all of the assets of CBp Carbon Industries were transferred to Greenwood Commerce as part of an inter-corporate reorganization in exchange for the issuance by Greenwood Commerce to CBp Carbon Industries of common shares of Greenwood Commerce.  As a result, Greenwood Commerce now holds the worldwide exclusive ownership rights to, among other things, a protected proprietary technology that converts the by-products of tire pyrolysis (heating in the absence of oxygen) into: (i) recovered steel; (ii) a #2 diesel equivalent oil, which can also be employed to generate green electricity in many countries; (iii) a patented nano-particle compound that is a tire industry-tested and accepted competitive substitute for commercial carbon black; and (iv) a clean-burning gas that can be used to provide power to the CBp Carbon Industries processing plants. In 2007, the CBp Carbon Industries technology was recognized by the European Union as the only tire recycling technology which met the goals of European Union legislation. CBp Carbon Industries has recently completed construction in Cyprus of its first commercial scale plant, a state-of-the-art commercial tire pyrolysis plant. Operations have commenced and the plant is currently in pre-production hot tests with production of commercial products. The plant is slated to enter continuous commercial operations in the first quarter of 2010.

Conditions Precedent to the Closing of the Share Purchase Agreement

The closing of the share purchase agreement is subject to the satisfaction of conditions precedent to closing as set forth in the share purchase agreement, including the following:

1.	no material adverse effect will have occurred with the business or assets of our company, CBp Carbon Industries or Greenwood Commerce since the effective date of the share purchase agreement;
2.	our company, CBp Carbon Industries and Greenwood Commerce will have received all third-party consents and approvals contemplated by the share purchase agreement;
3.	no suit, action or proceeding will be pending or threatened which would prevent the consummation of any of the transactions contemplated by the share purchase agreement;
4.	our company will be reasonably satisfied with our due diligence investigation of CBp Carbon Industries and Greenwood Commerce;
5.	the shareholders of CBp Carbon Industries will have approved the sale of the shares of Greenwood Commerce to our company; and
6.	Greenwood Commerce will have entered into management agreements with the present management of CBp Carbon Industries and employment agreements with certain employees of Greenwood Commerce.

Due to conditions precedent to closing, including those set out above, and the risk that the conditions precedent will not be satisfied, there is no assurance that our company will complete the share purchase as contemplated in the share purchase agreement.  In the event that we are unable to complete the share purchase agreement, our management will continue to search for alternative business opportunities to pursue.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

On January 8, 2010, there were 48,525,624 shares of our common stock issued and outstanding.  Each share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.  This Information Statement is being furnished on or about January 13, 2010 to the holders of record of shares of our common stock, par value $0.001 per share, as of January 8, 2010.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially prior to the closing of the share purchase agreement as of January 8, 2010 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our then directors and named executive officers, and (iii) our then current officers and directors as a group.  Unless otherwise indicated, our shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Beneficial Ownership of Common Stock
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
John Novak Chief Executive Officer Trebazinas 30-A Voula, Greece 16561	17,280,000(3)	35.6%
J. David Brow President, Chief Financial Officer and Director 421 9th Street Manhattan Beach, CA, 90226	12,000,000(4)	24.7%
All Officers, Directors (2 persons)	29,280,000	60.3%
(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on January 8, 2010.

(2)	Percentages calculated based on 48,525,624 shares of our common stock issued and outstanding as of January 8, 2010.

(3)
17,280,000 shares (1,440,000 pre-split shares) of our common stock were issued to Mr. Novak on November 4, 2009.  These shares are being held in escrow until the closing of the share purchase agreement.

(4)	The share purchase agreement contemplates that 11,916,000 of Mr. Brow’s shares will be returned to treasury for cancellation in connection with the closing of the share purchase agreement.

The following table sets forth certain information concerning the number of our common shares owned beneficially after the closing of the share purchase agreement by: (i) each person (including any group) anticipated to own more than five percent (5%) of any class of our company’s voting securities; (ii) each of our company’s proposed post-closing directors and named executive officers; and (iii) our post-closing proposed officers and directors as a group.  The following information assumes the consummation of the share purchase agreement on the terms of the agreement.

Beneficial Ownership of Common Stock on Closing of Share Purchase Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
John Novak Chief Executive Officer and Director Trebazinas 30-A Voula, Greece 16561	17,280,000(3)	24.7%
Peter Jensen Director 4656 Hoskins Road North Vancouver, BC Canada	1,260,000(4)	1.8%
Adi Muljo Director P.O. Box 38 Riderwood, MD 21139-0038	600,000(5)	*
Ken Lee Vice President - Finance, Treasurer and Director 1850 - 1066 West Hastings Street Vancouver, BC, Canada	1,260,000(6)	1.8%
All Officers, Directors and persons owning more than 5% as a Group (4 persons)	20,400,000	29.2%

*	Less than 1%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on January 8, 2010.  As of January 8, 2010, there were 48,525,624 shares of our common stock issued and outstanding.

(2)
Percentages calculated assuming there are 69,955,886 shares of our common stock issued and outstanding as of the closing of the share purchase agreement, after giving effect to the issuance of 33,346,262 shares of our common stock to CBp Carbon Industries and the return to treasury and cancellation of 11,916,000 shares of our common stock currently held by J. David Brow.

(3)
17,280,000 shares (1,440,000 pre-split shares) of our common stock were issued to Mr. Novak on November 4, 2009.  These shares are being held in escrow until the closing of the share purchase agreement.

(4)	1,260,000 shares (105,000 pre-split shares) of our common stock were issued to Mr. Jensen on November 4, 2009. These shares are being held in escrow until the closing of the share purchase agreement.

(5)	600,000 shares (50,000 pre-split shares) of our common stock were issued to Mr. Muljo on November 4, 2009. These shares are being held in escrow until the closing of the share purchase agreement.

(5)
1,260,000 shares (105,000 pre-split shares) of our common stock were issued to the Ken Lee Family Trust, a trust which Mr. Lee exercises control and direction over, on November 4, 2009.  These shares are being held in escrow until the closing of the share purchase agreement.

Change in Control

Effective September 10, 2008, J. David Brow was appointed as a director of our company and effective September 11, 2008, Nigel Liang, our former president, chief executive officer and director, Audra Yap, our former chief financial officer, treasurer and director, Nicholas Wu, our former director, and Eugene Liang, our former director, resigned from our company and Mr. Brow was appointed as president, chief executive officer, chief financial officer, secretary and treasurer.

At September 11, 2008, we owed an aggregate amount of $11,478 to our independent registered public accounting firm. Nigel Liang, Audra Yap and Nicholas Wu agreed to pay this debt on behalf of our company as an additional capital contribution prior to their resignations, but did not fulfill this capital contribution obligation until December 12, 2008. On September 11, 2008, J. David Brow, in consideration of an aggregate amount of $18,500, agreed to purchase an aggregate of 12,000,000 shares (1,000,000 pre-split shares) of our outstanding common stock, representing 45.35% of shares of our outstanding common stock at the time, from Mr. Liang (400,000 pre-split shares), Ms. Yap (200,000 pre-split shares) and Mr. Wu (400,000 pre-split shares). On December 12, 2008, Mr. Brow and Mr. Liang, Ms. Yap and Mr. Wu amended this agreement to reduce Mr. Brow’s purchase consideration for these 12,000,000 shares to $11,478, which amount was paid by Mr. Brow directly to our independent registered public accounting firm in satisfaction of the debt owed by our company to our independent registered public accounting firm and Mr. Liang, Ms. Yap and Mr. Wu’s capital contribution obligation to our company.

In accordance with the terms of the share purchase agreement, there will be a change in the majority of our directors upon completion of the share purchase agreement.  Following the closing, our board of directors will be comprised of John Novak, Ken Lee, Peter Jensen and Adi Muljo.  In addition, Mr. Brow has agreed to return to treasury for cancellation, without consideration therefor, 11,916,000 shares of our common stock in connection with the closing of the share purchase agreement..

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the share purchase agreement, our current board of directors will appoint John Novak, Ken Lee, Peter Jensen and Adi Muljo to our board of directors upon closing and subsequent to such appointment, J. David Brow will resign from the board.  The appointments and the resignation, however, will not take effect until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding our current director and executive officers as of January 13, 2010:

Name, Place of Residence	Position Held	Age	Date First Appointed
J. David Brow(1) Manhattan Beach, California	Director, President, Chief Financial Officer	44	September 10, 2008
John Novak Trebazinas 30-A Voula, Greece 16561	Chief Executive Officer	49	December 9, 2009
(1)	J. David Brow resigned as our chief executive officer effective December 9, 2009.

Business Experience

The following is a brief account of the education and business experience of our current director and executive officers during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

J. David Brow

Mr. Brow graduated from the University of British Columbia in 1990 with a Bachelor of Arts Degree. Upon graduating, Mr. Brow completed both the Canadian Securities course and the Registered Representative exams for licensing as a securities trader and financial advisor. From June 1995 to May 1996, Mr. Brow consulted to Syncronys Softcorp, a publicly traded manufacturer of computer software, and supervised their Canadian operations. In 1996, Mr. Brow formed Willow Run Software Marketing Inc., a high tech sales and marketing consulting firm that worked with numerous software manufacturers, both public and private. Consulting services provided by Willow Run Software Marketing Inc. included product and market analyses, product launch programs, marketing initiatives and sales strategies. In 1999, Mr. Brow formed another high tech consulting firm, Point of Presence Marketing Inc. This firm concentrated on emerging technology sectors and assisted companies with all aspects of the sales, marketing and launch process, including funding issues. Point of Presence Marketing was purchased by EDventure Capital Inc. in October 2000 where Mr. Brow was a director until April 2002. In May 2002, Mr. Brow was appointed secretary and treasurer of publicly traded Electric Network.com, Inc. and resigned as a director/officer in 2006 upon completion of a successful merger with Solar EnergySources, Inc. During this time, and as a result of one of Mr. Brow’s Willow Run clients being acquired by Symantec Corporation, Mr. Brow also took a role with Symantec Corp. overseeing the West Region Large Account Reseller channel business and managed a revenue stream in excess of $300 million which he left in November of 2007. Mr. Brow presently resides in Los Angeles, California where he is the Vice President of Channel Sales for Acronis, Inc. a computer software manufacturer, where he is responsible for all sales and marketing activities of the company’s North and South American channel operations.

John Novak

Mr. Novak has over 22 years of experience as an entrepreneur and businessman. He is a co-founder of CBp Carbon Industries Inc. and served as its managing director, president and chief executive officer from 2004 until December, 2009, where he was responsible for all strategic matters including corporate direction, financial management and governmental relations. For the past 19 years, he has participated in the development of business ventures in Central and Eastern Europe in sectors as diverse as manufacturing, real estate development, name brand product distribution and investment. He served as a Senior Advisor to the Managing Director of Creditanstalt Bank in Austria (now a subsidiary of Bank Austria Group) where he helped create investment strategies in the burgeoning field of privatization during the 1990’s in Eastern Europe.  From 2004 until 2006, Mr. Novak served as the President of the Slovak-Canadian Chamber of Commerce, regularly interacting with high level government officials and businessmen in the promotion of new business initiatives.

Proposed Directors and Executive Officers

The following table sets forth information regarding our proposed directors and officers, who we anticipate will be appointed upon the closing of the share purchase agreement upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Name and Address of Proposed Director or Executive Officer	Proposed Position with the Company	Age
John Novak Trebazinas 30-A Voula, Greece 16561	Chief Executive Officer, Director	49
Ken Lee 1850 - 1066 West Hastings Street Vancouver, BC, Canada	Secretary, Vice President, Finance, Director	60
Peter Jensen 4656 Hoskins Road North Vancouver, BC, Canada	Director	58
Adi Muljo Director P.O. Box 38 Riderwood, MD 21139-0038	Director	66

Business Experience of Proposed Directors

The following is a brief account of the education and business experience of each of the proposed directors and executive officers to be appointed upon the closing of the share purchase agreement during at least the past five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

John Novak

Please see page 5 for a description of Mr. Novak’s business background during the past five years.

Ken Lee

Mr. Lee was an owner of and chartered accountant with Jung & Lee, Chartered Accountants from November, 1980 to May, 2009.  From May, 2009 to the present, he has been the owner of and a chartered accountant with Ken Lee & Company, Chartered Accountants.  Mr. Lee has been a director of CBp Carbon Industries Inc. since 2006.  Mr. Lee earned a Bachelor of Commerce (Accounting) from the University of British Columbia in 1973 and he received his chartered accountant designation in 1975.

Peter Jensen

Mr. Jensen has been a lawyer and name partner of the law firm Jensen Lunny MacInnes in Vancouver, British Columbia, Canada since May 2009 and was a lawyer and name partner of Devlin Jensen from 1987 until April 30, 2009.  He has been a member of the board of directors of CBp Carbon Industries Inc. since 2006 and has been president and chief executive officer of CBp Carbon Industries Inc. since December, 2009.  Mr. Jensen earned both his Bachelor of Science degree and his Bachelor of Laws degree, with a dual degree in common and civil law, in 1980 from McGill University.

Adi Muljo

Mr. Muljo has been the chief financial officer, executive vice president of business development and a director of CBp Carbon Industries Inc. from 2007 until the present.  From July 20, 2009 to present, Mr. Muljo has been the director and the chairman and chief executive officer of Brand Neue Corp. (OTCBB: BRNZ).  From April 14, 2009 to December, 2009, he was a director and Vice President of Business Development Asia Pacific for Verify Smart Corp. (OTCBB: VSMR).  In 2004, Mr. Muljo co-founded The Spice Depot Inc. (Pink Sheets: SDEO) for which he has served as director and the chairman and chief executive officer since 2006.  Between 1971 and 1998, Mr. Muljo held various senior executive positions with the Astra Group, a diversified manufacturing conglomerate in Indonesia, including General Manager of its Xerox Division and Managing Director of Inter Delta, Indonesia’s sole distributor for Kodak and Canon products. From 1981 until 1998, he was responsible for the Baltimore, MD office of the Astra Group and was in charge of overseeing the company’s expansion in North America. In 1998, Mr. Muljo founded the Maryland-based AMG Group, which continues to operate today, to promote trade between North America and several Asian and European countries. Mr. Muljo holds a B.A. in Economics (1968) and an MBA in finance (1971), both from the University of Parahvangan in Bandung, Indonesia.

FAMILY RELATIONSHIPS

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

1.
any bankruptcy petition filed by or against any business or property of such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.
being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

CORPORATE GOVERNANCE

Our board of directors held no formal meetings during the most recently completed fiscal year ended April 30, 2009. All proceedings of the board of directors were conducted by resolutions consented to in writing by our sole director and filed with the minutes of the proceedings of the board. Such resolutions consented to in writing by our sole director are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the board of directors duly called and held.

Nominating and Audit Committee

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter.  Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

Our board of directors has determined that we do not have a board member that qualifies as “independent” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules, as our sole director is also an executive officer of our company.

Our sole director does not qualify as an “audit committee financial expert”.  We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the small size of our business and the fact that we have not generated any material revenues to date.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.  Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level.  We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees.  Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the address appearing on the first page of this Information Statement.

Code of Business Conduct and Ethics

We have a corporate code of business conduct and ethics in place that includes a code of ethics for our officers and employees as to workplace conduct, dealings with customers, compliance with laws, improper payments, conflicts of interest, insider trading, company confidential information, and behavior with honesty and integrity. Our Code of Conduct is available upon request at no charge to any shareholder.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as set out below, since the beginning of our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last two fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest:

Effective September 10, 2008, J. David Brow was appointed as a director of our company and effective September 11, 2008, Nigel Liang, our former president, chief executive officer and director, Audra Yap, our former chief financial officer, treasurer and director, Nicholas Wu, our former director, and Eugene Liang, our former director, resigned from our company and Mr. Brow was appointed as president, chief executive officer, chief financial officer, secretary and treasurer.

At September 11, 2008, we owed an aggregate amount of $11,478 to our independent registered public accounting firm. Nigel Liang, Audra Yap and Nicholas Wu agreed to pay this debt on behalf of our company as an additional capital contribution prior to their resignations, but did not fulfill this capital contribution obligation until December 12, 2008. On September 11, 2008, J. David Brow, in consideration of an aggregate amount of $18,500, agreed to purchase an aggregate of 12,000,000 shares (1,000,000 pre-split shares) of our outstanding common stock, representing 45.35% of shares of our outstanding common stock at the time, from Mr. Liang (400,000 pre-split shares), Ms. Yap (200,000 pre-split shares) and Mr. Wu (400,000 pre-split shares). On December 12, 2008, Mr. Brow and Mr. Liang, Ms. Yap and Mr. Wu amended this agreement to reduce Mr. Brow’s purchase consideration for these 12,000,000 shares to $11,478, which amount was paid by Mr. Brow directly to our independent registered public accounting firm in satisfaction of the debt owed by our company to our independent registered public accounting firm and Mr. Liang, Ms. Yap and Mr. Wu’s capital contribution obligation to our company.

During the six month period ended October 31, 2009, our former officers paid $7,368 in expenses on our behalf. At October 31, 2009, we owed $53,543 (April 30, 2009 - $41,913) to the former officers, which is unsecured, non-interest bearing, and has no specific terms of repayment.

Effective December 9, 2009, subsequent to our entry into the share purchase agreement with CBp Carbon Industries Inc. and Greenwood Commerce Ltd. on November 30, 2009, John Novak was appointed as chief executive officer of the company.  Mr. Novak is a director of each CBp Carbon Industries and the sole officer and director of Greenwood Commerce.

Related party transactions are reviewed and approved by our board of directors.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and director, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.  Based solely on our review of the copies of such forms received by us, and to the best of our knowledge, we believe that during our most recent fiscal year ended April 30, 2009, all of our executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets out the details of the executive compensation paid to our sole director and officer during our last fiscal year ended April 30, 2009.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)
J. David Brow President, Chief Financial Officer and Director(1)	2009	-	-	-	-	-	-	-	-

(1)
J. David Brow resigned as our chief executive officer effective December 9, 2009 and John Novak was appointed as our chief executive officer effective as of that date.  Mr. Brow will resign as our president, chief financial officer and director in connection with the closing of the share purchase agreement.

Compensation Discussion and Analysis

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our director or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our director or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Grants of Plan Based Awards and Outstanding Equity Awards at Fiscal Year-End

We have not adopted any equity compensation plan and no stock, options, or other equity securities were awarded to our executive officers in the fiscal year ended April 30, 2009. There were no options exercised by any officer or director of our company during the fiscal year ended April 30, 2009.

Long-Term Incentive Plan

Currently, our company does not have a long-term incentive plan in favour of any director, officer, consultant or employee of our company.

Compensation of Directors

We have no formal plan for compensating our sole director for service in his capacity as director, although our directors may in the future receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee in the event that one is established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. During the year ended April 30, 2009, no director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

CARBON GREEN INC.

/s/ John Novak
John Novak
Chief Executive Officer

Dated:  January 13, 2010